Exhibit 107

Calculation of Filing Fee Tables

Table 1-Transaction Value

	Transaction valuation	Fee rate	Amount of filing fee
Fees to Be Paid	$5,020,332.10(1)	0.00014760	$741.00(2)
Fees Previously Paid	$0		$0
Total Transaction Valuation	$5,020,332.10
Total Fees Due for Filing			$741.00
Total Fees Previously Paid			$0
Total Fees Offset			$741.00(3)
Net Fee Due			$0

Table 2-Fee Offset Claims and Sources

	Registrant or filer name	Form or filing type	Initial filing date	Filing date	Fee offset claimed	Fee paid with fee offset source
Fee Offset Claims		Schedule 14A	January 22, 2024		$741.00
Fee Offset Sources	Trilogy International Partners Inc.	Schedule 14A		January 22, 2024		$741.00

(1)
This Schedule 13E-3 relates to the Arrangement Agreement, dated December 19, 2023 (as it may be amended from time to time, the “Arrangement Agreement,” and the transactions contemplated thereby, the “Arrangement”) among Trilogy International Partners Inc. (the “Company”) and SG Enterprises II, LLC (the “Purchaser”).  Pursuant to the Arrangement, the Purchaser will, among other things, acquire all of the issued and outstanding common shares, without par value (the “Common Shares”) of the Company. The transaction valuation (the “Transaction Valuation”) is calculated solely for purposes of determining the Filing Fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, amended. The Transaction Valuation is calculated based on the sum of 71,719,030 outstanding Common Shares as of January 22, 2024 to be acquired pursuant to the Arrangement multiplied by the Arrangement consideration of $0.07 per Common Share.

(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11, is calculated by multiplying the Transaction Valuation by 0.00014760.

(3)	The Company previously paid $741.00 upon the filing of its Schedule 14A on January 22, 2024 in connection with the transaction reported hereby.